                                                                   Exhibit 12(b)

               PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                              (Millions of Dollars)

                                                              2000 (d)    1999 (c)    1998 (c)    1997 (c)    1996 (c)
                                                             ---------    --------    --------    --------    --------
Fixed charges, as defined:
 Interest on long-term debt................................     $ 223      $ 205        $ 188       $ 195        $ 207
 Interest on short-term debt
   and other interest......................................        16         12           14          17           11
 Amortization of debt discount, expense
   and premium - net.......................................         4          3            2           2            2
 Interest on capital lease
   obligations
    Charged to expense ....................................         4          9            8           9           13
    Capitalized ...........................................                    1            2           2            2
 Estimated interest component of
  operating rentals .......................................        14         19           18          15            8
                                                                -----      -----        -----       -----        -----

      Total fixed charges .................................     $ 261      $ 249        $ 232       $ 240        $ 243
                                                                =====      =====        =====       =====        =====

Earnings, as defined:
 Net income  (a)...........................................     $ 250      $ 444        $ 409       $ 348        $ 357
 Less undistributed income of  equity
 method investment.........................................
                                                                -----      -----        -----       -----        -----
                                                                $ 250      $ 444          409         348          357
Add (Deduct):
 Income taxes .............................................       171        151          273         248          251
 Amortization of capitalized
    interest on capital leases ............................         2          2            2           2            4
  Total fixed charges as above
    (excluding capitalized interest
    on capital lease obligations) .........................       260        248          230         238          241
                                                                -----      -----        -----       -----        -----

          Total earnings ..................................     $ 683      $ 845        $ 914       $ 836        $ 853
                                                                =====      =====        =====       =====        =====

Ratio of earnings to fixed
  charges (b) (c)..........................................      2.62       3.39         3.94        3.48         3.51
                                                                =====      =====        =====       =====        =====

(a) 2000, 1999 and 1998 net income excluding extraordinary items.
(b) Based on earnings excluding nonrecurring items the ratio of earnings to fixed charges are: 2000, 2.47; 1999, 3.10; and 1998, 3.53.
(c) Ratio of earnings to fixed charges for years 1999 and prior were recalculated to give proper effect of undistributed earnings of equity method investments.
(d) Due to the corporate realignment on July 1, 2000, prior years are not comparable to 2000.